UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oil States International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-16337	76-0476605
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three Allen Center 333 Clay Street, Suite 4620, Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Sarah A. Munson (713) 652-0582
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

1.	Introduction

Oil States International, Inc. (the Company or Oil States), through its subsidiaries, manufactures and contracts to manufacture products that contain gold, tantalum, tin and tungsten (“3TG”). As these materials are necessary to Oil States’ products, the Company is dedicated to tracing the origin of these metals to ensure compliance with the requirements set forth in the final rule regarding use of conflict minerals.

2.	Conflict Minerals Disclosures

Oil States has concluded in good faith that during the reporting period for 2014:

a)

Oil States manufactured and contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)

As such, Oil States performed a good faith “reasonable country of origin inquiry” (RCOI) and subsequent due diligence in an effort to determine whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Oil States has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report which further details the results of our good faith RCOI, as well as our additional due diligence regarding the sources of potential conflict minerals in our supply chain. Both reports are posted to a publicly available Internet site at http://www.ir.oilstatesintl.com/sec.cfm.

Item 1.02 Exhibits

Oil States filed, as an exhibit to this Form SD, the required Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oil States International, Inc.

/s/ Sarah A. Munson

Name: Sarah A. Munson
Title: VP, Controller & Chief Accounting Officer

DATED: June 1, 2015